                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1 TO FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
   PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 HOMELIFE, INC.
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                          33-0680443
--------------------------------              --------------------------------
  (State or Other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


4100 Newport Place, Suite 730
Newport Beach CA                                                    92660
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

                                 (949) 660-1919
                      -------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -------------------                 ------------------------------
                None                                      None

            -------------                              -------------

            -------------                              -------------

Securities to be registered pursuant to section 12(g) of the Act:

  Common Stock, $.001 par value
  -----------------------------
        (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         HomeLife, Inc. ("HomeLife") was incorporated in 1995 under the laws of the state of Nevada. The terms "HomeLife" or the "Company" shall refer to HomeLife, Inc. and all of its controlled subsidiary corporations. The company provides a broad range of services to its franchisees, licensees and consumers in the real estate marketplace. HomeLife utilizes both its proprietary "SuperSystem" marketing system and business combinations and acquisitions to grow as a real estate services company.

                  2.       ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

         Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.


         The company's growth is largely attributable to business combinations and acquisitions. The company was initially incorporated in 1995 for the purpose of merging with Management Dynamics, Inc. a publicly owned New Jersey corporation. Upon completing this merger, in November 1995, HomeLife purchased 100% of the issued and outstanding shares and partnership interests respectively of HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership (California) in exchange for HomeLife common and preferred shares of the company. At the time of this acquisition, the Company assumed contracts of the purchased entities to provide franchise services, as the franchisor, to approximately 60 real estate franchise offices..



          In August 1996, HomeLife Realty Services acquired 93% and 83% respectively of the outstanding stock of Michigan-based Red Carpet Keim and Guardian Home Warranty Company. With this acquisition, the Company acquired the franchise name "Red Carpet" for the state of Michigan, and began providing franchise services, as franchisor, to approximately 60 real estate offices of Red Carpet Keim. Guardian Home Warranty, a provider of home warranty coverage, changed its name to MaxAmerica Home Warranty in March 1999.


         In November 1996, the Company incorporated FamilyLife Realty Services, Inc. in Michigan as a wholly owned subsidiary.


         In January 1997, FamilyLife Realty Services, Inc. acquired the assets of Salt Lake City based franchisor, S&S Acquisition Corp. This acquisition included: (a) the trademarks "Red Carpet" for all states other than Michigan, and "National Real Estate Services"; (b) the licensing agreements of Red Carpet Real Estate Services and National Real Estate Services, adding approximately 58 real estate franchise offices for which the Company provides franchisor services; and (c) real estate computer technology entitled House by Mouse and Virtual Assistant. House by Mouse is an internet based software system which real estate professionals and consumers may utilize to identify residential real estate listings according to geographical and other profile data, obtained by the Company's real estate offices. Virtual Assistant is an internet based system utilized by HomeLife's agents to create marketing brochures and other literature.


         In August of 1997, the Company acquired the real estate operations and licensing agreements and trademarks of Network Real Estate, Inc., including its 12 Northern California real estate brokerage offices and its "high-end" luxury division of "International Estates," a Network Real Estate, Inc. trade name.

         In November 1997, HomeLife incorporated MaxAmerica Financial Services, Inc. MaxAmerica Financial Services, Inc. provides mortgage financing services to the Company's real estate customers. MaxAmerica Financial

Services acts as a mortgage brokerage while funding and processing the loans through Mortgage Capital Resource. MaxAmerica Financial Services, Inc. has a Loan Purchase Agreement with Mortgage Capital Resource wherein Mortgage Capital Resource agrees to process and fund loans for MaxAmerica Financial Services, Inc. Mortgage Capital Resources is not affiliated with the Company.

         In February 1998, the company acquired Builders Realty. Builders Realty is a two office residential real estate company located in Calgary, Alberta, Canada. Builders Realty changed its name to HomeLife Builders Realty and operates as a wholly owned subsidiary of HomeLife, Inc.

         In April 1998, the company incorporated National Sellers Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the National Real Estate Service trade name. National Sellers Network, Inc. is a wholly owned subsidiary of the Company. Also in April 1998, the company incorporated Red Carpet Broker Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the Red Carpet Real Estate Services trade name. Red Carpet Real Estate Services, Inc. is also a wholly owned subsidiary of the Company.

         In August 1998, the Company incorporated HomeLife Properties, Inc. as a Nevada corporation to function as a buyer and seller of real property. This company currently has no operations and is a wholly owned subsidiary of HomeLife.

         In September 1998, the company acquired the investment banking firm of Aspen, Benson & May, LLC. Aspen, Benson & May currently has no operations and the Company does not anticipate operating through this subsidiary during at least the next 12 months.


         In November 1998, the Company sold a master franchise in Germany. The master franchisee has sold one franchise office in Germany and has established the HomeLife name in that country.


         In January of 1999, the Company's HomeLife Builder's Realty subsidiary purchased the assets and business of HomeLife Higher Standards, a real estate brokerage firm in Calgary, Alberta, Canada.

         As a consequence of the foregoing, the company presently operates through the following:

         -        WHOLLY-OWNED SUBSIDIARIES

                  HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., HomeLife Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

         -        MAJORITY-OWNED SUBSIDIARIES

                  The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93% and 83% respectively.

B.       BUSINESS OF ISSUER.

                  The company offers consumer-oriented real estate brokerage and finance services through subsidiaries and franchises. It presently operates in eight states in the United States and the province of Alberta, Canada.

                  1.       PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

                           a.       SERVICES AND LOCATIONS

         The Company maintains its corporate office in Newport Beach, California, and maintains regional offices in Troy, Michigan and Calgary, Alberta, Canada. HomeLife operates through various subsidiaries and companies servicing its franchised tradenames. Through its subsidiary, HomeLife Realty Services, Inc., the company, services approximately 50 real estate offices in the State of California. Through Red Carpet Keim, the company services approximately 60 real estate offices in the State of Michigan and through its tradenames, Red Carpet Real Estate Services, Network Real Estate and National Real Estate Service, services approximately 70 real estate offices in various states. The Company also operates two full service real estate brokerage offices in Calgary, Alberta, Canada, employing 90 agents, under the name "HomeLife Builders Realty". In addition to the above, the Company offers the following real estate services through its various subsidiaries.



         - FRANCHISE SERVICES - Name recognition, advertising, training, and recruiting for franchise offices.


         - MORTGAGE FINANCING - through its subsidiary, Mortgage Financial Services.


         - RETAIL REAL ESTATE BROKERAGE SERVICES - The Company owns and operates a full service retail real estate brokerage through its subsidiary Builders Realty, Ltd.



         - HOME WARRANTY - HomeLife provides home warranty coverage through its subsidiary MaxAmerica Home Warranty Company.


                           b.       FRANCHISE AND LICENSING OPERATIONS


         HomeLife operates its real estate services through franchises. The franchise allows independently-operated real estate offices to have national brand recognition and to share in regional advertising. HomeLife franchisor management periodically visits each real estate office to conduct in-house sales and marketing training. The franchisor also trains the real estate office manager on how to recruit new sales personnel.



         Franchises are granted to licensed brokers to operate under the business system and plan developed by HomeLife and to use one of the following HomeLife trademarks for such operations: HomeLife, HomeLife (Words & Design), HomeLife Realty Services and HomeLife Realty, and such other and substitute trade names, trademarks, service marks, graphics and logotypes as may from time to time be designated by HomeLife.



         Franchises are operated in Arizona, California, Connecticut, Florida, Michigan, Nevada, South Carolina, and Texas and comprise approximately 180 offices. The franchise relationship is governed by the franchise offering circular applicable to the state in which the franchisee operates and according to the terms and conditions of the "Participating Independent Broker Franchise Agreement". The terms of the franchise agreements vary depending upon the market in which the franchisee operates. However, the typical initial franchise fee is $9,500 with each additional office's initial fee being $5,000. From time to time, HomeLife offers incentive or bonus plans to attract new franchise members. These programs may directly or indirectly decrease initial franchise fees of those franchisees entitled to such bonuses or incentives.



     The Franchise Agreement also requires the payment of "Other Fees." These fees include monthly franchise fees on a fixed fee or percentage of gross revenues basis, royalty fees and advertising contributions. Other fees also include transfer fees, training fees, interest on overdue accounts, fees related to accounting and bookkeeping system materials, and renewal fees. There are also fees that may be incurred under special circumstances such as indemnification responsibilities, insurance costs, costs of enforcing the franchise agreements and audit costs.


         In addition to the above fees, the franchisee has certain obligations under the Franchise Agreement including but not limited to compliance with standards and policies set forth in operating manuals, territorial development and sales quotas, initial and on-going training and certain advertising and participation requirements. In exchange for the franchisee's obligations and fees, HomeLife provides training programs, the use of its marketing system, its business system and plan, on-going education, advertising and general support to its franchisees.

         HomeLife also operates its business through licensing of the HomeLife trademarks. According to the terms of the standard licensing agreement, licensees are obligated to pay a membership fee to HomeLife's Red Carpet Real Estate Services in exchange for the right to use certain trademarks and service marks and to operate its business under the Red Carpet trade name to HomeLife, and HomeLife is obligated to provide these licensees with the right to use its proprietary trademarks and service marks.

                           c.       MORTGAGE FINANCING



         The company offers mortgage brokerage services through is subsidiary MaxAmerica Financial Services. Loan referrals are generated from the Company's real estate franchise offices, as well as through mortgage loan brokers. In this regard, MaxAmerica Financial Services has established relationships with a number of loan funding sources to which it refers residential loan applicants. Prior to such referral, the company qualifies prospective borrowers to assure compliance with existing loan underwriting criteria, selects the appropriate financing referral, and assists clients in preparing loan application packages.



                           d.       RETAIL REAL ESTATE BROKERAGE SERVICES



         The company is engaged in providing real estate brokerage services to buyers and sellers of residential property through its subsidiary, Builders Realty, Ltd., which comprises 2 offices in Calgary, Alberta, Canada. These operations are similar to those of franchisee, I.E. representing buyers and sellers in transactions, soliciting listings, providing comparison reports, preparing real estate purchase and sale agreements, marketing and advertising listed properties, assisting clients through the marketing, appraisal, inspection and closing process, and related services. This difference in Builders Realty is that this is a company-owned operation, as opposed to a franchise.



                           e.       HOME WARRANTY SERVICES



         The company offers home warranty coverage through its MaxAmerica Home Warranty Company. Home warranty coverage is typically purchased by the seller of the home for the benefit of the purchase. This coverage protects major appliances in the Home for a period of up to one year from he date of purchase of he home. Repairs or replacements are contracted out to local repair companies.


                  2.       DISTRIBUTION METHODS

         The Company's niche in the market is maintained through the development of its proprietary marketing system. This community based marketing system, called the "SuperSystem" replaces the outdated marketing methods of cold calling the door knocking to obtain real estate listings and potential buyers. The SuperSystem is made available to the Company's corporately owned and franchised brokerage offices. The elimination of cold calling and door knocking has attracted two types of franchisees, franchisees new to operating a franchise and those who terminated other franchise agreements with the Company's competitors to become a franchisee of the Company.


         Management believes that the real estate market will continue to experience sustained growth. HomeLife's business plan includes focusing upon the acquisition of three types of real estate brokerage firms:


         - the continuing acquisition of real estate brokerage companies with 2 to 20 offices,

         - real estate companies who are financially weak and lack a good marketing system, and

         - real estate companies without strong name brand recognition, which could utilize the existing trademarks of HomeLife.

         In addition to this proprietary system, the acquisition by the Company of companies with both recognizable tradenames, such as Red Carpet, and existing franchise locations has enabled the company to gain immediate market share in its office locations.

                  3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR
SERVICE

         In the past twelve months HomeLife, has established websites to enhance the operations of its business. The MaxAmerica Home Warranty website markets home warranty policies to residents of Michigan. The MaxAmerica

Financial Services' website generates leads for mortgage loans nationally, and HomeLife's Shopping website sells retail merchandise through referrals to over 200 stores.

                  4.       COMPETITION

         HomeLife faces competition from numerous companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than the Company.

         The real estate franchise industry is large and composed of many other companies. Companies such as Century 21, Prudential, Coldwell Banker, Better Homes and Gardens, ERA, and RE/Max, provide services similar to the services provided by HomeLife. Such competition may diminish the Company's market share or its ability to gain entry into certain markets, and may consequently have a material adverse effect on the Company.

         Management believes that the Company has the following advantages over its competition:

         -        A unique lead generating system provided to its franchisees.

         - Lower cost of the Company's products to franchisees and the increased benefit realized from the placement of its advertising dollars.

         - Consistent use and acquisition of new technology to provide its services to its franchisees.

                  5.       SOURCES AND AVAILABILITY OF RAW MATERIALS

         The Company is not dependent on any raw materials. As a service business, it relies primarily on the efforts of its employees and agents to generate sales. All software which comprises a material component of its services is developed through various outside contractors.

                  6.       DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

         The company offers its services primarily to consumers in the various regional markets where it maintains a presence, I.E. individual home owners, purchasers and buyers. As a consequence, its business activities are primarily transactional in nature and not dependent upon long-term relationships with customers. Further, as a retail-based business, its customer base is broad and diverse.

                  7.       PATENTS, TRADEMARKS, LICENSES AND FRANCHISES

         The Company owns more than 40 copyrights on unique marketing concepts which include printed materials for buying and selling property, and point of sale and sales follow up techniques. The Company licenses exclusive rights, from Jerome's Magic World, to use its exclusively developed animated characters for its real estate service business for a period of eight years commencing October 30, 1995 and ending October 30, 2003. Thereafter, the license is automatically renewable for additional eight year periods at the fair market value. These characters include Jerome the Gnome, Crok `N Roll, The Waz, King D Lish and Rock Head.

         The Company licenses the following trademarks from HomeLife Securities,
Inc.: "Blueprint to Selling Your Home," "Blueprint to Buying a Home," "Family Life HR," "Family HomeLife Realty Services," "Family HomeLife Realty Services" (words only), "Focus 20/20" (words and design), "Higher Standards" (words only), "HomeLife" (words only), "HOMELIFE" (words and design), "HomeLife Higher Standards" (words and design), "HomeLife Realty Services," and "It's What Everyone's Looking For" (words only). These marks are licensed for a period of eight years at no cost to the company. The license commenced on October 30, 1995 and expires on October 30, 2003. Thereafter, the license may be renewed at fair market value for additional eight year periods.

         HomeLife has developed Community Market Super System-TM-, a lead-generating, community-based marketing system that eliminates cold calling and door-knocking used by traditional realtors. The marketing system involves use of the fictional character "Jerome the Gnome" and an accompanying cash sweepstakes. Jerome is a child-friendly mascot, a "child magnet" who appeals to children. Real estate offices hire a person to wear a life size "Jerome the Gnome" costume to act as HomeLife's goodwill ambassador at shopping malls, and community events, such as business openings, in parks and plazas to promote the HomeLife name. The Jerome character and accompanying sweepstakes encourages clients to complete cards listing personal information and real estate needs. The sweepstakes is an annual, national sweepstakes offering a $30,00 cash prizes. Through Jerome, the Company attracts families, helping them identify their real estate needs, spreading goodwill and promoting HomeLife as the "Family Values Company". The system was developed over several years and test marketed successfully in 80 real estate offices in Southern California. Thousands of buyer and seller leads were generated for these affiliates, who in turn offer customers the opportunity to buy, sell, or re-finance their home or property.


                  8.       NEED FOR GOVERNMENT APPROVAL.

         The company's franchise operations are subject to various state laws and regulations concerning the disclosure obligations of franchisors and other aspects of the relationship between franchisor and franchisee. In addition, all personnel who provide real estate brokerage and/or mortgage services are generally required to be licensed by the states and/or provinces in which such services are performed. Otherwise, no government approval is required for any of the company's current operations.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
APPROVAL.

         As noted (a) the company is required to comply with state laws governing franchise operations, and (b) the company's professional staff is required to be licensed by state real estate authorities. Otherwise, except for normal government regulation that any business encounters, the company's business is not affected by any government regulations.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         HomeLife has no research or development costs outside of the expense of developing software for its internet applications, which are expensed in the year they occur.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENT LAWS AND REGULATIONS.

         The company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the company does not own any real property which would lead to liability as a land owner. Therefore, the company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date of this registration statement, HomeLife employs 13 full-time employees. The company hires independent contractors on an "as needed" basis only. The company has no collective bargaining agreements with its employees. The company has approximately 180 franchise offices with an estimated 2,600 agents. The company plans on hiring additional staff in the immediate future and in the long term, as needed, based on its growth rate.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION


         The Company has experienced growth primarily through its acquisitions of and combinations with various other companies. This includes the acquisition in August 1996 of the Keim Group of Companies and MaxAmerica

Home Warranty Company (Michigan) adding 60 real estate offices and a home warranty company in Michigan. In 1997, the company purchased certain assets of S&S Acquisition Corp. providing the company with Red Carpet Real Estate Services and National Real Estate Service adding 58 real estate offices. The acquisition of the real estate computer technology of House by Mouse and Virtual Assistant provided the company with the ability to enhance its Internet communication services to its franchises. In July 1997, the company acquired the licensing agreements, trademarks and franchise offices of Network Real Estate, Inc. This acquisition provided the company with an additional 12 offices in Northern California and access to the "high-end" luxury division of "International Estates". In February 1998, the company acquired Builders Realty Ltd. providing access to the Alberta, Canada market in both retail real estate and mortgage loans. On September 15, 1998, the company purchased the stock of the investment banking firm of Aspen, Benson and May, LLC for common stock.

         From time to time, the company has entered into strategic alliances with various companies in order to explore the cross-marketing of their services to customers of the company or its franchises. To date, these strategic alliances have not included any funding agreements or other liabilities on the part of the company. Since the end of its last fiscal year, HomeLife has formed strategic alliances with Home Value Check, LLC, and Mortgage Capital Resources. Home Value Check provides internet based appraisals for lenders and consumers of the Company's services. Mortgage Capital Resource provides loan processing and underwriting for MaxAmerica, the real estate mortgage brokerage subsidiary of HomeLife.

         Management believes the growth fueled by these acquisitions and combinations will continue to fuel growth in 1999. However, certain key factors that are necessary in maintaining and exceeding the current growth rates are as follows:

         - Acquiring national recognition by acquiring regional franchises;
         - Targeting high achieving-high market share regional brokerage houses;
         - Continually updating its marketing techniques; and
         - Improving services available to its franchises.

         A.       PLAN OF OPERATIONS


         HomeLife's business plan is to acquire, as the franchisor or master franchisor, regional real estate brokerage companies throughout North America. The newly-acquired companies will have the choice of retaining their regional identities, or changing their name to a HomeLife brand. This allows the companies to enjoy the benefits of its regional identity while at the same time securing the support of a publicly-traded national real estate company. HomeLife also intends to introduce mortgage banking as a service to agents and brokers. The Company intends to enter into the business by way of merger, acquisition, joint venture or strategic alliance. It also intends to provide a variety of ancillary real estate related products and services to the industry over the next five years. Such services will include beginning to offering title & escrow services; and entering into other areas such as an Internet shopping mall. Expanding into ancillary services will allow the Company to use its franchise network to market other products and services to the existing customers. While the Company has currently implemented some of these plans, there is no assurance that the Company will complete all of these plans or that it will continue providing such services.


         B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of HomeLife's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the period indicated, selected financial information for the Company.



YEAR ENDING MAY 31, 1999 COMPARED TO THE YEAR ENDING MAY 31, 1998.

         REVENUES. The Company generated gross sales of $4,049,964 for the year ending May 31, 1999 compared to gross sales of $1,915,398 for the year ending May 31, 1998. Revenue by business segment is shown below:



                                                 May 31, 1999                                May 31, 1998
         Real estate brokerage               2,632,251          65.0                      647,279           33.8
         Royalty fees                          720,574          17.8                      788,446           41.2
         Franchise fees                         61,600           1.5                      126,500            6.6
         Mortgage financing                    199,451           4.9                            0
         Home warranty sales                   124,192           3.1                      208,322           10.8
         Other                                 311,896           7.7                      144,851            7.6
         TOTAL                               4,049,964         100.0                   1,1915,398          100.0



This significant increase in revenue of $2,134,566 was primarily due to an increase in real estate commission from Builders Realty which was acquired late in 1998. At the time of the acquisition there were approximately 80 brokers associated with Builders Realty. In May 1999 there were approximately 70 brokers in the office. This decrease in brokers was the result of the acquisition of HomeLife Higher Standards in January 1999, adding approximately 40 brokers, offset by the loss of approximately 50 brokers over that period.



Royalty fees decreased from $788,446 for the period ending May 31, 1998 to $720,574 for the period ending May 31, 1999. Although the number of franchise offices remained approximately the same at 180 offices, the franchise fees on some contracts were reduced upon renewal.



Franchise fees decreased from $126,500 for the period ending May 31, 1998 to $61,600 for the period ending May 31, 1999. This decrease was primarily due to the sale of two master franchises for $65,000 in 1998 with no comparable sales in 1999. The number of franchises sold was 12 in 1998 and 11 in 1999.



Revenue form Mortgage financing was $199,451 for the period ending May 31, 1999 from the financing of 85 loans. There was no Mortgage financing revenue for the period ending May 31, 1998.



Home warranty sales decreased from $208,322 for the period ending May 31, 1998 to $124,192 for the period ending May 31, 1999. This decrease was primarily due to a reclassification $124,192 from warranty sales to deferred revenue in 1999. The number of warranty contracts sold was 601 in 1998 compared to 717 in 1999.



         GROSS PROFIT PERCENTAGE. Gross profit percentage decreased from 57.9% for the period ending May 31, 1998 to 31.1% for the period ending May 31, 1999. This decrease is primarily due to higher real estate commissions eared and higher real estate commission paid to brokers and agents in 1999. Real estate commissions paid to brokers are approximately 95% of real estate commissions earned, and the higher real estate commissions earned are as a percentage of total sales, the lower the gross profit percentage.


         COST OF SALES. Cost of sales for the year ending May 31, 1999 was $2,791,997 compared to $805,542 for the year ending May 31, 1998. This increase of $1,986,455 was primarily due to the increase in sales commissions paid to agents of Builders Realty as a result of higher real estate commissions generated.

         SALARIES AND FRINGE BENEFITS. Salaries and fringe benefits for the year ending May 31, 1999 were $680,481 for the year ending May 31, 1999 compared to 558,506 for the year ending May 31, 1998. This increase of $121,975 was primarily the result of paying salaries to employees of Builders Realty for a full year in 1999, versus paying salaries for a partial year in 1998


         STOCK BASED COMPENSATION. Stock-based compensation is compensation for services paid for by HomeLife stock, This amount decreased from $79,341 for the year ending May 31, 1998 to $38,500 for the year ending May 31, 1999 due to fewer persons receiving stock-based compensation.

         GENERAL AND ADMINISTRATIVE. General and administrative costs for the year ending May 31, 1999 were $970,344 for the year ending May 31, 1999 versus $398,052 for the year ending May 31, 1998. This increase of $572,292 was primarily due to an increase in the use of outside consultants, an increase in computer expenses, and a write down of $103,208 for deferred revenue related to the purchase of marketing materials.



         OCCUPANCY COSTS. Occupancy costs for the year ending May 31, 1999 was $166,263 compared to $108,559 for the year ending May 31, 1998. This increase of $57,704 was primarily the result of rent paid for a full year in 1999 versus paying rent for a partial year in 1998.



         FINANCIAL. Financial costs for the year ending May 31, 1999 were $103,923 compared to $67,806 for the year ending May 31, 1998. The amount for the year ending May 31, 1999 is due to a loss on a marketable investment in common stock held by the Company, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars. The amount for the year ending May 31, 1998 is the result of a write-down of inventory due to obsolescence of marketing materials, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars.


         AMORTIZATION. Amortization of intangibles for the year ending May 31, 1999 was $205,214 for the year ending May 31, 1999 compared to $194,112 for the year ending May 31, 1998. This increase of $11,102 was a primarily a result of amortizing the cost of the purchase of Builders Realty for a full year in 1999 versus amortizing the cost for a partial year in 1998.

         MINORITY INTEREST. The reduction in net income due to minority interest was $7,498 in the year ending May 31, 1999 versus $9,177 for the year ending May 31, 1998. This decrease of $1,679 was due to lower revenues for the Keim Group, partially offset by higher revenues from MaxAmerica Home Warranty.

         PREFERRED DIVIDENDS. Preferred Dividends were $3,120 in the year ending May 31, 1999 versus $13,000 for the year ending May 31, 1998. This decrease of $9,880 was due to the conversion of preferred stock into common stock.


         LIQUIDITY AND CAPITAL RESOURCES. HomeLife's primary source of liquidity is positive cash flow from its current operations. In addition it has 18,750 shares of Voice Mobility Inc. as a marketable security, and lines of credit with two banks in the amounts of CN$50,000 and $20,000. The capital requirements of the Company are for operating expenses and to service and use of its lines of credit. The Company has recorded a loss on its marketable security as the share price has declined in the public market from the purchase share price. The Company has recorded significant operating losses in the prior three years. These losses are primarily due to amortization and depreciation of acquisitions made in prior years, loss on investments made in prior years, and write down of inventory purchased in prior years. Cash flow is cumulatively positive for the past three years, and it is projected that operations for the coming years can be funded out of future cash flows.



         FOREIGN OPERATIONS. Foreign operations consist of the sale of a master franchise agreement to an individual in Germany. Payment for this agreement were scheduled to be made in 12 quarterly payments beginning in October 1999. Only partial payments have been received, however, and the company is now in negotiations with the obligor to re-structure this obligation. Continued default of this agreement will deprive the Company of the anticipated payments, but is anticipated to have no adverse consequences to the operations of the Company, since it has no commitments of capital of other resources to its foreign operations.

SIX MONTHS ENDING NOVEMBER 30, 1999 COMPARED TO THE SIX MONTHS ENDING NOVEMBER 30, 1998.



         REVENUES. The Company generated gross sales of $1,918,640 for the six months ending November 30. 1999 versus $2,576,832 for the six months ending November 30, 1998. . Revenue by business segment is shown below:



                                                 May 31, 1999                                May 31, 1998
         Real estate brokerage              1,102,970           57.5                     1,835,833         71.2
         Royalty fees                         412,786           21.5                       429,863         16.7
         Franchise fees                        30,779            1.6                        31,200          1.2
         Mortgage financing                    38,634            2.0                             0
         Home warranty sales                  156,729            8.2                       137,938          5.4
         Other                                176,742            9.2                       141,998          5.5
         TOTAL                              1,918,640          100.0                     2,576,832        100.0



Real estate brokerage commissions decreased from $1,835,833 for the period ending November 30, 1998 to $1,102,970 for the period ending November 30, 1999. This decrease is the result of a decrease in brokers from 80 in November 1998 to 70 in November 1999, and a reduction in the number of escrows closed per broker.



Royalty fees decreased from $429,863 for the period ending November 30, 1998 to $412,786 for the period ending November 30, 1999. Although the number of franchise offices remained approximately the same at 180 offices, the franchise fees on some contracts were reduced upon renewal.



Franchise fees decreased from $31,200 for the period ending November 30, 1998 to $30,779 for the period ending November 30, 1999. The number of franchises sold was 7 in 1998 and 6 in 1999.



Revenue form Mortgage financing was $38,634 for the period ending November 30, 1999 from the financing of 19 loans. There was no Mortgage financing revenue for the period ending November 30, 1998.



Home warranty sales increased from $137,938 for the period ending November 30, 1998 to $156,729 for the period ending November 30, 1999. The number of warranty contracts sold was 408 in 1998 compared to 448 in 1999.



         COST OF SALES. Cost of sales for the six months ending November 30, 1999 was $1,186,544 compared to $1,859,648 for the six months ending November 30, 1998. This decrease of $658,192 was primarily due to the decrease in sales commissions paid to agents of Builders Realty as a result of lower real estate commissions generated.



         GROSS PROFIT PERCENTAGE. Gross profit percentage increased from 27.8% for the period ending November 30, 1998 to 38.2% for the period ending November 30, 1999. This increase is primarily due to lower real estate commissions eared and lower real estate commission paid to brokers and agents in 1999. Real estate commissions paid to brokers are approximately 95% of real estate commissions earned, and the higher real estate commissions earned are as a percentage of total sales, the lower the gross profit percentage.



         SALARIES & FRINGE BENEFITS. Salary and fringe benefits for the six months ending November 30, 1999 were $290,841 compared to $249,732 for the six months ending November 30, 1998. This increase of $41,109 was primarily the result of an independent contractor becoming an employee of the Company.



         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $298,067 for the six months ending November 30, 1999 compared to $485,172 for the six months ending November 30, 1998. This decrease of $187,105 was primarily the result of outside services in 1998 that did not reoccur in 1999.

         OCCUPANCY. Occupancy for the six months ending November 30, 1999 was $85,041 compared to $75,772 for the six months ending November 30, 1998. This increase of $9,269 was due to an escalation in an ongoing lease at one office location.



         FINANCIAL. Financial expenses were $150,05 for the six months ending November 30, 1999 versus $51,783 for the six months ending November 30, 1998. The amount for the six months ending November 1999 is due to a loss on a marketable investment in common stock held by the Company, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars. The amount for the six months ending November 1998 is the result loss on a marketable investment in common stock held by the Company and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars.



         AMORTIZATION. Amortization expenses were $39,607 for the six months ending November 30, 1999 versus $102,607 for the six months ending November 30, 1998. This decrease of $63,000 was primarily due to assets that became fully amortized during the six months ending November 30, 1998.



         MINORITY INTEREST. The decrease in net income due to minority interest was $3,612 in the six months ending November 30, 1999 compared to $4,952 for the six months ending November 30, 1998. This decrease of $1,340 was due lower revenues for the Keim Group.



         PREFERRED DIVIDENDS. Preferred dividends were $1,560 for both the six months ending November 30, 1999 and November 30, 1998.



ITEM 3.           DESCRIPTION OF PROPERTY


         The company leases a 2,630 square foot office in Newport Beach, California. The lease term expires in June, 2001. The company is obligated on leases for its other premises located in Troy, Michigan, which expires in January, 2002 and for two Builders Realty offices located in Calgary, Alberta, Canada. The Builders leases expire in October, 2001 and August, 2002. Annual lease payments exclusive of property taxes and insurance for all locations through 2002 is $433,494.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the company's common stock, as of the date hereof for
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director of the Company, and (iii) each officer of the Company, and (iv) all directors and officers as a group. Unless otherwise indicated, the address for each stockholder is 4100 Newport Place, Suite 730, Newport Beach, CA 92660.


                     NAME                       NUMBER OF SHARES         PERCENTAGE
                                                                        BENEFICIALLY
                                                                          OWNED(1)
  Andrew Cimerman                              2,500,000            52.04%
  Horwitz & Beam                               250,000(2)           100%
  F. Bryson Farrill                            50,000               *
  Terry Lyles, Ph.D                            50,000               *
  Gabrielle Jeans                              15,000               *
  Charles Goodson                              0                    0%
  William Slivka                               0                    0%
  Brinx Capital                                200,000              4.16%
  All officers and directors as a              2,615,000            54.43%
  group        (7 persons)


*Less than 1%
----------
(1) Except as otherwise indicated, the company believes that the beneficial owners of common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person. The beneficial owner of Brinx Capital, Inc. is James Briscoll.

(2) These shares are subject to immediate registration on Form S-8, provided that the issuee has agreed (a) not to re-sell any of such shares for a period of 90 days following effectiveness of the Form S-8, and (b) at the expiration of such 90 day period, not to re-sell more than 25,000 shares per month for a period of ten (10) consecutive months.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


         The directors and officers of the company are as follows:

NAME                           AGE         POSITION
----                           ---         --------
Andrew Cimerman                51          President and Director

Terry A. Lyles, Ph.D.          40          Director

F. Bryson Farrill              71          Director

Gabrielle Jeans                48          Vice President

Charles Goodson                43          Vice President

William Slivka                 50          Chief Financial Officer

ANDREW CIMERMAN, 51, PRESIDENT AND DIRECTOR, has held the positions of Director and President since April 1996. For 7 years prior thereto, he was the founder and majority shareholder of HomeLife Securities, Inc. and its wholly owned subsidiary HomeLife Realty Services, Inc. Mr. Cimerman is the founder, President and majority shareholder of: Simcoe Fox Developments, Ltd., a private development company located in Toronto, Ontario, Canada; HomeLife Cimerman Real Estate Ltd., a Toronto based real estate company; Jerome's Magic World, Inc., the owner of certain animated characters; and, majority shareholder and President of Realty World America, Inc. Mr. Cimerman brings over 30 years of real estate service experience to the company, and is a strong and committed leader focused on the growth and success of the company.

TERRY A. LYLES, PH.D, 40, DIRECTOR joined the company as a director in August 1997. Dr. Lyles is a national and international speaker and trainer to professional athletes, Fortune 500 Companies, schools, universities and public audiences. Dr. Lyles' program is to reach people around the world with the message of "balance and excellence." For the past 15 years, Dr. Lyles has traveled across the United States and around the world conveying this profound message of "Life Accountability" and "A Better You." Dr. Lyles has conducted a weekly radio program "A Better You" since May 1, 1994, which is currently heard by over 1 million people in 65 nations. Dr. Lyles holds a Ph.D degree in Psychology from Wayne State University in Detroit, Michigan.

F. BRYSON FARRILL, 71, DIRECTOR joined the company as a director in February 1997. Mr. Farrill has been in the securities industry for the past 32 years. Mr. Farrill has held various senior positions, including that of President and Chairman of McLeod, Young, Weir International, an investment dealer in Toronto, Canada. He was also the Chairman of Scotia McLeod (USA) Inc. for eleven years. Mr. Farrill's broad experience is not only utilized in the United States and Canada but has served to direct the expansion of McLeod, Young, Weir Ltd. into Europe and Asia through an extensive network of branch offices.

GABRIELLE JEANS, 48, VICE PRESIDENT, has been employed by the company, or its subsidiary companies since August 1992. She has been employed by the subsidiary, HomeLife Realty Services, Inc. as Director of Sales and training. She brings over 22 years of experience in the realty industry to the company including the invaluable experience of owning and managing her own real estate brokerage firm with over 100 agents.

CHARLES GOODSON, 44, VICE PRESIDENT has been employed by the company, or its subsidiary companies since March 1992. Mr. Goodson had 15 years of commercial banking experience prior to joining HomeLife Realty Services. He is a licensed realtor. Mr. Goodson earned his B.S. degree in Business
Administration from California State University, Northridge.

WILLIAM SLIVKA, 50, CHIEF FINANCIAL OFFICER has been with the company since September 1998. Mr. Slivka has 20 years experience in the securities and investment banking industry. He has earned an MBA and a MS degrees from the Pennsylvania State University. He is a certified financial planner and a licensed real estate broker.

ITEM 6.



         A.       EXECUTIVE COMPENSATION.


         The following officers of the company receive the following annual cash salaries and other compensation:

                           SUMMARY COMPENSATION TABLE


        Name and Principal Position           Year      Annual        Bonus                    Awards
                                                        Salary
                                                                                Restricted Stock       Securities
                                                                                     Awards            Underlying
                                                                                                       Options (1)
  Andrew Cimerman, President                1999        $20,000       $-0-             -0-                -0-
  Gabrielle Jeans, Vice President           1999        $72,000       $-0-             -0-               30,000
  Charles Goodson, Vice President           1999        $72,000       $-0-             -0-                -0-
  William Slivka                            1999        $60,000       $-0-
  All Officers as a Group (4 persons)       1999       $209,000       $-0-             -0-               30,000


                    ------------------------------------


         B.       STOCK OPTIONS



         While the company has not enacted a formal stock option plan for its directors and senior executives, the company has granted certain directors and officers options to purchase common stock of the company. No options were granted to employees in the latest fiscal year. Board of Directors members, Mr.
F. Bryson Farrill and Dr. Terry Lyles, were granted options to purchase 50,000 shares of common stock of the company each. The exercise price of the option is $3.00 per share. These options are fully vested and exercisable. Vice President, Gabrielle Jeans, has been granted an option to purchase 30,000 shares of common stock at the exercise price of $5.00 per share. Ms. Jeans' options are also fully vested and exercisable.


         The following table describes the above options:


                                      Number of securities    Exercise on    Expiration       Vesting
Name                                   underlying options     base price        Date
                                                              ($/share)
F. Bryson Farrill, Director          50,000                      $3.00          None       Fully Vested
Terry Lyles, Ph.D., Director         50,000                      $3.00          None       Fully Vested
Gabrielle Jeans, Vice President      30,000                      $5.00          None       Fully Vested
Total                                130,000                      --             --

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.



         A.       CERTAIN RELATIONSHIPS


         Mr. Cimerman is President and majority shareholder of HomeLife Cimerman Real Estate Ltd. HomeLife Cimerman Real Estate Ltd.'s business activities consist of real estate sales in Toronto, Canada. The activities of HomeLife Cimerman Real Estate Ltd. are managed by the on-site management. These activities do not demand a large portion of Mr. Cimerman's time and effort. Any corporate opportunities that would be available to both the Company and to HomeLife Cimerman Real Estate Ltd. is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

         The President and majority shareholder of the Company, Andrew Cimerman is the sole shareholder and President of Realty World America, Inc. Realty World America, Inc. is a real estate services company providing services to franchises. Any transactions undertaken by Mr. Cimerman on behalf of Realty World America, Inc. which may constitute a corporate opportunity are first presented to the company's board of directors for approval by a disinterested majority.

         Mr. Cimerman is also the sole shareholder of Jerome's Magic World, Inc., the owner of certain characters licensed to the company. The license of these characters to the Company is for an eight year term expiring in October 2003, at no cost to the Company. Thereafter it is renewable for additional eight year terms at the fair market value. Mr. Cimerman is sole shareholder and President of HomeLife Securities, Inc. HomeLife Securities, Inc. licenses certain "HomeLife" trademarks and service marks to the Company. The term of the licensing agreement is eight years commencing October 1995 at no cost to the Company. Thereafter, the license is renewable for additional eight year terms at the fair market value.

         Mr. Cimerman is President and majority shareholder of Simcoe Fox Developments. Simcoe Fox Developments' business activities consist of holding real estate investment property. The activities of Simcoe Fox Developments does not demand a large portion of Mr. Cimerman's time and effort, and any corporate opportunities that would be available to both the company and to Simcoe Fox Developments is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.


         The Company was formed through the purchase of HomeLife Realty Services, Inc., and HomeLife US Partnership from Andrew Cimerman, the current President of the Company. Mr. Cimerman received 100,000 shares of Class A preferred stock with a face value of $1,000,000 for the sale of HomeLife US partnership to the Company, and 2,500,000 shares of common stock for the sale of HomeLife Realty Services, Inc. to the Company.



ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES.



         The authorized capital stock of the company consists of 20,000,000 shares of common stock, $.001 par value; 100,000 shares of convertible Class A preferred stock, 2,000 shares of Class AA preferred stock, and 100,000 shares of Class AAA preferred stock. The Company's Transfer Agent is Oxford Transfer & Registrar, 317 S.W. Alder, Suite 1120, Portland, Oregon, 97204.


         The following summary of certain terms of the company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.

                                  COMMON STOCK

         As of the date hereof, there are 4,803,932 shares of common stock, 200,000 warrants to purchase common stock and 130,000 options to purchase common stock issued and outstanding. After the conversion of the issued and outstanding preferred stock there would be 5,978,039 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. At all elections of directors of the company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. (See Part II, Item 1 C, "Dividends"). In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.


                                 PREFERRED STOCK



         The 100,000 authorized Class A preferred shares have no par value, a 6% non-cumulative dividend and voting rights equal to 1,000 votes per share, as compared to 1 vote per share of common stock. The Class A shares are convertible to common shares at the option of the holder at a price equal to the face value of the shares. In the event of a liquidation, dissolution or winding up of the company, holders of Class A preferred stock are entitled to share ratably with all other holders of Class A Preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AA Preferred Stock, Class AAA Preferred Stock, and of common stock.



         The 2,000 authorized Class AA preferred shares have a $500 par value and an 8% cumulative dividend. These shares are non-voting, redeemable by the company at any time at face value, and convertible at the option of the shareholder after 12 months from the date of issuance to common shares at a price equal to 125% of the face value of the Class AA shares as compared with the then market price of the common stock. In the event of a liquidation, dissolution or winding up of the company, holders of Class AA preferred stock are entitled to share ratably with all other holders of preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AAA Preferred Stock and of common stock.



         The 100,000 authorized Class AAA preferred shares carry no dividend rights and have a face value of $500 per share. These shares, which were established as a class of preferred stock in July, 1999, are convertible into one hundred shares of common stock per one share of preferred stock, after a period of three years from the date of issue. In the event of a liquidation, dissolution or winding up of the company, holders of Class AAA preferred stock are entitled to share ratably with all other holders of preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

         The Company's common stock is traded in the over-the-counter bulletin board under the symbol HMLF.


         The following table sets forth the high and low bid prices for the Company's common stock for fiscal years 1998 and 1999 (ended May 31), and for the six months ended November 30, 1999, by quarter. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:


                                                     Low                       High
                  Quarter ended                      Bid                       Bid
                  ------------------------------------------------------------------
                  8/31/97                            1.30                       4.15
                  11/30/97                           2.80                       4.75
                  2/28/98                            1.80                       5.50
                  5/31/98                            1.30                       2.00
                  8/31/98                            1.25                       2.85
                  11/30/98                            .31                       1.45
                  2/28/99                             .31                        .66
                  5/31/99                             .32                        .57
                  8/31/99                             .31                        .42
                  11/30/99                            .20                        .34
                  ------------------------------------------------------------------

         B.       HOLDERS

         As of October 26, 1999, there were approximately 1,011 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.       DIVIDENDS


         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future. The company has paid $13,000 in preferred dividends on its Class AA preferred stock for the period ending May 31, 1998, and $3,120 in preferred dividends on its Class AA preferred stock for the period ending May 31, 1999. The reduction in dividends is due to the conversion of preferred stock into common stock.



ITEM 2.           LEGAL PROCEEDINGS.


         The company is currently involved in one lawsuit.


         On April 15, 1999, the company, as plaintiff, filed an action in the Court of Queen's Bench of Alberta Actions against the sellers of Builders Realty (Calgary) Ltd., seeking to reduce the purchase price paid for Builders Realty (Calgary) Ltd., namely 36,000 shares of the company's common stock. The defendants, Cecil Avery and Joyce Travis, have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.


         Management believes that there are no other material litigation matters pending or threatened against the company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


         HomeLife, engaged the accounting firm of Schwartz Levitsky Feldman llp as its accountant in May 1999. The previous accounting firm was Biller, Firth-Smith & Archibald. The change in accounting firms was primarily due to the illness, and incapacitation of a partner at the predecessor firm. The accountant's report of the past two years contained no adverse opinion or disclaimer of opinion. The decision to change accountants was made by the management of the company. There was no disagreement with the former accountant on accounting principles or practices or auditing scope or procedure. A letter from the predecessor accountant is included in the financial statement.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         In October 1995, the Company issued 1,037,859 shares of common stock to Stockholders of Management Dynamics, Inc. as consideration for the acquisition of Management Dynamics, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering.

         In November 1995, the company issued 81,595 shares of its common stock to 98 non-U.S. investors in consideration of payment of $326,380. This transaction was exempt from the registration provisions of the Act by virtue of Regulation S of the Act, as transactions by an issuer not involving any public offering and including non-U.S. residents.

         In January 1996, the company issued 44,636 shares of its common stock to 38 investors for payment of $178,544. Less than 35 of these investors were nonaccredited investors within the meaning of Regulation D. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act and Rule 504 of Regulation D, as transactions by an issuer not involving any public offering.

         In May 1996, 2,500,000 shares of common stock and 10,000 shares of Class A preferred stock was issued to Andrew Cimerman for the acquisition of HomeLife Realty Services, Inc. and HomeLife Realty Services, US Limited Partnership. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act as transactions by an issuer not involving any public offering.

         Also in May 1996, 21,250 shares of common stock were issued for consideration of $85,000 to The Charleston Group. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In June 1996, the company issued 21,998 shares of common stock for $22,895 to an individual investor pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In August 1996, 46,662 shares of common stock were issued to the Stockholders of Keim Group Ltd. for the acquisition of Keim Group Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In January 1997, 70,000 shares of common stock were issued to S&S Acquisition Corp. for the acquisition of the assets of S&S Acquisition Corp. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In March 1997, the company issued 117,233 shares of common stock for $101,155 to non-U.S. resident investors pursuant to Regulation S of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering and Regulation S of the Act as transactions involving non-U.S. investors.

         In July 1997, the company issued 160 shares of Class AA preferred stock for the acquisition of tradenames and licensing agreements of Network Real Estate, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In August 1997, the company issued 165 shares of Class AA preferred stock for $162,500 to 33 investors in a private offering pursuant to Regulation D of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In February 1998, the company issued 36,000 shares of common stock to stockholders of Builders Realty Ltd. for the acquisition of Builders Realty Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In September 1998, the company issued shares of common stock to Aspen Benson and May, LLC in exchange for the membership interests of that company. This transaction was exempt from the registration provision of the Act by virtue of section 4(2) of the Act, as transactions by an issuer not involving a public offering.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Nevada Revised Statutes and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

-    Audited Financial Statements for Fiscal Years ended May 31, 1998 and
     1999.


- Unaudited Financial Statements as of and for the six months ended November 30, 1999.

                                    PART III


ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS



Exhibit
-------
3.1      Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated October 9, 1995
3.2      Certificate of Amendment of Articles of Incorporation of HomeLife,
         Inc., a Nevada corporation, dated July 2, 1997
3.3      Certificate of Amendment of Articles of Incorporation of HomeLife,
         Inc., a Nevada corporation, dated September 1, 1998
3.4      Bylaws of HomeLife, Inc., dated October 10, 1995
4.1      Certificate of Designated Class A Preferred Stock
4.2      Certificate of Designated Class AA Preferred Stock
4.3      Certificate of Designated Class AAA Preferred Stock*
10.1     Lease Agreement dated November 1, 1996 for the office located in
         Calgary, Alberta, Canada
10.2     Lease Agreement dated September 1, 1997 for the office located in
         Airdrie, Alberta, Canada
10.3     Lease Agreement dated January 15, 1999 for the office located in
         Newport Beach, California
10.4     Lease Agreement dated April 12, 1990 for the office located in Newport
         Beach, California
10.5     First Addendum to Lease dated April 12, 1990 for the property located in Newport Beach, California
10.6     Second Addendum to Lease dated July 8, 1993 for the property located in
         Newport Beach, California
10.7     Third Addendum to Lease dated July 17,1996 for the property located in
         Newport Beach, California
10.8     Builder's Realty Stock Purchase Agreement dated February 27, 1998
10.9     Agreement for Purchase of Network Real Estate, Inc. Licensing Agreement
         and Trademarks, dated June 12, 1998
10.10    Stock Purchase Agreement, dated July 23, 1998
10.11    Asset Purchase Agreement, dated January 16, 1997
10.12    Option Agreement, dated July 10, 1996
10.13    Asset Purchase Agreement, dated April 13, 1998
10.14    Loan Purchase Agreement, dated July 7, 1998
10.15    Agreement and Plan of Acquisition, dated April 15, 1996
10.16    Agreement and Plan of Acquisition, dated April 15, 1996
10.18    Form of Participating Independent Broker Franchise Agreement
10.19    Form of Broker Membership Agreement
10.20    Stock Purchase Agreement, dated September 10, 1998
10.21    Employment Agreement between HomeLife, Inc. and Andrew Cimerman
10.22    Trademark License Agreement between HomeLife, Inc. and Jerome's Magic
         World, Inc.
10.23    HomeLife Higher Standards Asset Purchase Agreement, dated January 20,
         1999
10.24    Acquisition Agreement between Bright Financial Corporation and
         MaxAmerica Financial Services, Inc.
21       List of Subsidiaries



-----------------
* Filing with this Amendment.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HOMELIFE, INC.


                                                   By:    Andrew Cimerman
                                                          --------------------
                                                          Andrew Cimerman
                                                  Its:    President


Signature                                     Title                                  Date

   /s/ Andrew Cimerman               President, Director                         January 25, 2000
----------------------
Andrew Cimerman


 /s/ William Slivka                  Chief Financial Officer                     January 25, 2000
-------------------
William Slivka

                                 HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                                 HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS




                                     TABLE OF CONTENTS

       Report of Independent Auditors                                               26

       Revised Consolidated Balance Sheets                                          28

       Revised Consolidated Statements of Operations                                30

       Revised Consolidated Statements of Cash Flows                                31

       Revised Consolidated Statements of Stockholders' Equity                      32

       Notes to Revised Consolidated Financial Statements                      33 - 55


SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA



                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Homelife, Inc.


We have audited the accompanying revised consolidated balance sheet of Homelife, Inc. as of May 31, 1999 and the related revised consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended. These revised financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Homelife, Inc. as of May 31, 1998 were audited by other auditors where report dated June 29, 1998, expressed an unqualified opinion on these statements before restatement. We also audited the adjustments described in note 17 that were applied to restate the 1998 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the revised financial statements referred to above present fairly, in all material respects, the financial position of Homelife, Inc. as of May 31, 1999 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.


Toronto, Ontario
August 13, 1999                                         Chartered Accountants

except for note 1 as to
which the date is
December 22, 1999



1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

BILLER, FRITH-SMITH & ARCHIBALD



DECEMBER 16, 1999



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  DC 20549



RE: HOMELIFE, INC.



DEAR SIRS:



BASED ON THE NEW INFORMATION BROUGHT TO OUR ATTENTION BY THE ACCOUTNING FIRM OF SCHWARTZ LEVITSKY FELDMAN, WE BELIEVE THE REVISED FINANCIAL STATEMETNS FAIRLY PRESENT THE FINANCIAL POSITION FOR THE YEAR ENDED MAY 31, 1997 AND MAY 31, 1998.




SINCERELY,



BILLER, FIRTH-SMITH & ARCHIBALD



/s/ James Biller



JAMES BILLER, CPA

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)



                                                                                    1999            1998
                                                                                                 (restated
                                                                                               see note 17)
                                                                                  $               $
         ASSETS
         CURRENT ASSETS
         Cash                                                                    327,637         223,723
         Marketable securities, at fair value                                    194,875              -
         Accounts receivable (note 4)                                            168,033         231,710
         Notes receivable (note 5)                                               235,500         480,859
         Prepaid expenses and deposits (note 6)                                   78,159         290,881
                                                                               -------------------------
                                                                               1,004,204       1,227,173

         NOTES RECEIVABLE (note 5)                                               130,801         430,301

         PROPERTY AND EQUIPMENT (note 7)                                         480,993         554,654

         GOODWILL (note 8)                                                       661,273         678,755

         OTHER ASSETS (note 9)                                                   702,203         730,125

         CASH HELD IN TRUST (note 10)                                            342,317         489,014
                                                                               -------------------------

                                                                               3,321,791       4,110,022
                                                                               =========================



         APPROVED ON BEHALF OF THE BOARD

                                                        Director

                                                        Director

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)



                                                                                    1999            1998
                                                                                               (restated
                                                                                             see note 17)
                                                                                 $               $
         LIABILITIES
         CURRENT LIABILITIES

         Bank indebtedness (note 11)                                              16,960              -
         Accounts payable (note 12)                                              459,662         224,668
         Advances from stockholder (note 13)                                     143,472         330,376
         Note payable (note 14)                                                   10,000          10,000
         Reserve for warranty                                                     51,500          43,900
         Dividends payable                                                         4,170          10,980
         Deferred revenue                                                        197,080          55,580

                                                                               -------------------------
                                                                                 882,844         675,504

         DEFERRED REVENUE                                                        206,149         244,420

         TRUST LIABILITY (note 10)                                               342,317         489,014

         MINORITY INTEREST                                                        43,378          35,880
                                                                               -------------------------

                                                                               1,474,688       1,444,818
                                                                               -------------------------
         STOCKHOLDERS' EQUITY

         CAPITAL STOCK (note 15)                                               1,043,288       1,166,481

         ADDITIONAL PAID IN CAPITAL (note 15)                                  2,846,093       2,662,125

         DEFICIT                                                              (2,042,278)     (1,163,402)
                                                                              --------------------------

                                                                               1,847,103       2,665,204
                                                                              --------------------------

                                                                               3,321,791       4,110,022
                                                                              ==========================



The accompanying notes are an integral part of these revised consolidated financial statements.

HOMELIFE, INC.
Revised Consolidated Statements of Operations
For the years ended May 31,
(Amounts expressed in U.S. dollars)



                                                                                    1999            1998
                                                                                               (restated
                                                                                             see note 17)
                                                                                    $               $

         REVENUE
         Royalty and franchise fees                                              782,174         914,946
         Warranty fees                                                           124,192         208,322
         Mortgage financing fees                                                 199,451              -
         Real estate brokerage                                                 2,632,251         647,279
         Other income                                                            311,896         144,851
                                                                               -------------------------

                                                                               4,049,964       1,915,398

         COST OF SALES                                                         2,791,997         805,542
                                                                               -------------------------

                                                                               1,257,967       1,109,856
                                                                               -------------------------

         EXPENSES
         Salaries and fringe benefits                                            641,981         479,165
         Stock based compensation                                                 38,500          79,341
         General and administrative                                              970,344         398,052
         Occupancy                                                               166,263         108,559
         Financial                                                               103,923          67,806
         Amortization                                                            205,214         194,112
                                                                               -------------------------

                                                                               2,126,225       1,327,035
                                                                               -------------------------

         LOSS BEFORE MINORITY INTEREST                                          (868,258)       (217,179)

         Minority interest                                                        (7,498)         (9,177)
                                                                               -------------------------

         LOSS BEFORE INCOME TAX RECOVERY                                        (875,756)       (226,356)

         Income tax recovery (note 16)                                                -               -
                                                                               -------------------------


         NET LOSS                                                               (875,756)       (226,356)

         Preferred dividends                                                      (3,120)        (13,000)
                                                                               -------------------------

         NET LOSS APPLICABLE TO COMMON
            SHARES                                                              (878,876)       (239,356)
                                                                               =========================

         BASIC AND FULLY DILUTED LOSS
            PER COMMON SHARE                                                      (0.21)          (0.06)
                                                                               =========================

         WEIGHTED-AVERAGE NUMBER OF COMMON
             SHARES                                                            4,255,557       3,944,707
                                                                               =========================

HOMELIFE, INC.
Revised Consolidated Statements of Cash Flows
For the years ended May 31, 1999, 1998 and 1997
(Amounts expressed in U.S. dollars)



                                                                                    1999            1998
                                                                                               (restated
                                                                                              see note 17)
                                                                                      $             $
         CASH FLOWS FROM OPERATING ACTIVITIES
         Net loss                                                               (875,756)       (226,356)
         Adjustments to reconcile net loss to net
             cash provided by (used in) used in operating activities
         Depreciation and amortization                                           205,214         194,112
         Minority interest                                                         7,498           9,177
         Loss on trading securities                                              103,125           -
         Stock based compensation                                                 38,500          79,341
         Changes in  reserve for warranty                                          7,600         (10,100)
         Changes in assets and liabilities
         Increase in accounts receivable                                          63,677         395,449
         Decrease (increase) in notes receivables                                 84,859        (711,160)
         Decrease (increases) in  prepaid expenses                               212,722        (172,023)
         Increase in accounts payable                                            234,994          59,080
         Increase in deferred revenue                                            103,229         300,000
                                                                               -------------------------
                                                                                 185,662         (82,480)
                                                                               -------------------------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Purchases of property and equipment                                     (44,088)        (14,702)
         Acquisition of goodwill                                                    -           (158,040)
         Acquisition of trademarks                                               (42,061)
                                                                               -------------------------
                                                                                 (86,149)       (172,742)
                                                                               -------------------------

         CASH FLOWS FROM FINANCING ACTIVITIES
         Cash provided by (required for)  bank indebtedness                       16,960          (4,478)
         Cash required for notes payable                                              -           (9,792)
         Cash provided by (required for) advances from stockholder               (24,904)        180,332
         Cash provided by issuance of capital stock                               22,275          82,500
         Cash  required for dividends                                             (9,930)         (2,020)
                                                                               -------------------------
                                                                                   4,401         246,542
                                                                               -------------------------


         NET INCREASE (DECREASE) IN CASH                                         103,914         (8,680)
         Cash, beginning of year                                                 223,723         232,403
                                                                               -------------------------
         CASH, END OF YEAR                                                       327,637         223,723
                                                                               -------------------------

         SUPPLEMENTAL DISCLOSURE OF CASH
             FLOW INFORMATION
         Interest paid                                                               254           3,004
                                                                               =========================

         Income taxes paid                                                            -            5,089
                                                                               =========================

HOMELIFE, INC.
Revised Consolidated Statements of Stockholders Equity
For the years ended May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)



                                                                       Class A              Class AA

                                            Common Stock        Preference Stock - 6%  Preferred Stock - 8%

                                         Shares      Amount        Shares    Amount     Shares     Amount
                                                   (restated
                                                  see note 17)
                                                        $                       $                      $
BALANCE, MAY 31, 1997                  3,920,785     3,920        10,000   1,000,000        -           -

Issuance of common stock
  (note 15 and 17)                       576,690        61            -           -         -           -
Issuance of preferred stock (note 15)         -         -             -           -        325     162,500
Compensation and licensing
  arrangement (note 17)                       -         -             -           -         -           -
Net loss                                      -         -             -           -         -           -

                                       ------------------------------------------------------------------
BALANCE, MAY 31, 1998                  4,497,475     3,981        10,000   1,000,000       325     162,500

Issuance of common stock (note 15)        66,750        67            -           -         -           -
Compensation and licensing
  arrangement                                 -         -             -           -         -           -
Conversion of preferred stock
  to common stock (note 15)              239,707       240            -           -       (247)   (123,500)
Net loss                                      -         -             -           -         -           -
                                       ------------------------------------------------------------------

BALANCE, MAY 31, 1999                  4,803,932     4,288        10,000   1,000,000        78      39,000
                                       ==================================================================

                                         Paid in      Accumulated         Treasury Stock
                                         Capital        Deficit
                                        (restated     (restated          Shares   Amount
                                       see note 17)   see note 17)
                                            $              $                        $
BALANCE, MAY 31, 1997                  2,424,804       (924,046)           -         -

Issuance of common stock
  (note 15 and 17)                       207,321             -             -         -
Issuance of preferred stock (note 15)         -              -             -         -
Compensation and licensing
  arrangement (note 17)                   30,000             -             -         -
Net loss                                      -        (239,356)           -         -


                                       ----------------------------------------------------
BALANCE, MAY 31, 1998                  2,662,125     (1,163,402)           -         -

Issuance of common stock (note 15)        30,708             -             -         -
Compensation and licensing
  arrangement                             30,000             -             -         -
Conversion of preferred stock
  to common stock (note 15)              123,260             -             -         -
Net loss                                      -        (878,876)           -         -

                                       ----------------------------------------------------
BALANCE, MAY 31, 1999                  2,846,093     (2,042,278)           -         -
                                       ====================================================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



1.   REVISIONS TO CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as at May 31, 1999 have been revised in order to provide additional information to readers and reclassify financial statement amounts to provide more precise information and better comparison with prior years.



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION


     These financial statements consolidate, using the purchase method, the accounts of the company and its subsidiaries listed below:

     a)   Wholly-owned subsidiaries

          HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

     b)   Majority-owned subsidiaries

          The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93 1/3% and 82.72% respectively.

          On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to May 31, 1999 and 1998 and 1997.

     Business acquisitions by the company since June 1, 1997 were as follows:

     a) Effective on August 20, 1997, the company acquired the real estate operations, including the licencing agreements and trademarks, of Network Real Estate, Inc., a real estate broker, for $100,000 as follows:

         Cash                                                                                $    10,000
         Note payable, 8%, due October 25, 1997 (see note 14)                                     10,000
         160 Class AA convertible, redeemable preferred shares of the company carrying 8% cumulative dividend; convertible after 12 months from
           date of issue (see note 15)                                                            80,000
                                                                                          ---------------
                                                                                             $   100,000
                                                                                          ===============

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999




2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)


          The company had the option of buying back the Class AA Preferred shares at $5 per share prior to August 20, 1998 but did not exercise the option.

          The assets acquired were recorded as trademarks and will be amortized over 20 years on a straight-line basis

     b) On February 27, 1998, the company acquired all issued shares of Builders Realty (Calgary) Ltd., a Canadian real estate broker, for $316,080 as follows:


          Cash                                                                                $   158,040
          36,000 Common shares of the company                                                     158,040
                                                                                             ------------

                                                                                              $   316,080
                                                                                             ============


          The company agreed to issue additional common shares to stockholders should the market price per common share be less than $5 after 12 months from date of issue, so that the market value of total common shares issued for this acquisition would be $158,040. (see notes 15 and 18)


          The assets acquired were recorded as follows:

          Net tangible current assets                                                         $    25,900
          Goodwill                                                                                290,180
                                                                                              -----------

                                                                                              $   316,080
                                                                                              ===========

          The goodwill will be amortized over 40 years on a straight-line line basis.

     c) On September 15, 1998, the company purchased all the issued shares of an inactive holding company, Aspen Benson and May Investment Bankers LLC., for common stock in the amount of $77,500 to be issued in January 2000. At the time of purchase, Aspen Benson and May Investment Bankers LLC. had negligible assets and revenue.

          Effectively, the acquisition allowed the company to pay the vendor a salary of $77,500 from September 10, 1998 to December 31, 1999 by the issuance of the company's common stock.

          The company has recorded a salary expense of $45,000 to May 31, 1999, with the corresponding liability to be satisfied by the issuance of common stock in January 2000.


          The number of common shares to be issued will be based on the average month end stock price for the company for September 1998 to December 1999.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)


     d) On January 20, 1999, Builders Realty (Calgary) Ltd. purchased the real estate brokerage business including licensing agreements and trademarks of HomeLife Higher Standards operating in Calgary, Alberta, Canada, for $42,061 cash in fourteen monthly instalments of $2,714 and a final payment of $4,065.

          The assets acquired were recorded as follows:

         Trademarks                                                  $    42,061
                                                                   =============

          These trademarks will be amortized over 20 years on a straight-line basis.

     e) During the fiscal year May 31, 1998, the company acquired, by cash of $5,000 in total, all issued shares of several newly incorporated companies. These new companies include MaxAmerica Financial Services, Inc. which will be originating real estate loans, Homelife California Realty, Inc. which will be a full service real estate operation, Homelife Properties, Inc. which will be a real estate holding company and Red Carpet Broker Network, Inc. and National Sellers Network, Inc., which will be licensing real estate brokerages.

     Business acquisitions by the company prior to June 1, 1997 were as follows:

     a)   Prior to June 1, 1997, the company acquired the following:

          The net assets of Homelife U. S. Partnership, a real estate operation, for $1,000,000.

          All the issued shares of Homelife Realty Services, Inc., a real estate operation, for $250,000.

          93 1/3% and 82.72% respectively of the issued common shares of The Keim Group, Ltd. and Guardian Home Warranty Company (subsequently re-named MaxAmerica Home Warranty Company), real estate and home warranty operations, for $766,250.

          The net assets of S & S Acquisition Corp. a real estate operation, for $400,000.

          All the issued shares of Familylife Realty Services, Inc., a newly incorporated company to engage in real estate operations, for $1,000.

          Homelife U.S. Partnership and Homelife Reealty Services Inc. were entities owned by a company controlled by the president of Homelife, Inc.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)


     b)   The combined assets acquired were as follows:


          Current assets                                              $    162,000
          Note receivable                                                  494,899
          Prepaid printed advertising materials                            320,000
          Property and equipment                                           369,696
          Goodwill                                                         409,142
          Trademarks and franchise rights                                  661,513
                                                                      ------------
                                                                      $  2,417,250
                                                                      ============
          The combined consideration given was as follows:

          Cash                                                        $   583,893
          10,000 Class A Preferred shares - par value of $100           1,000,000
          2,616,662 Common shares -
                                - par value of $0.001                       2,617
                                - paid in capital                         830,740
          Warrant (see note 15)                                             -
                                                                      ------------

                                                                      $ 2,417,250
                                                                      ============



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     i)   Principal Activities

          HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The company engages in the following activities:



          The company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.



          The company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)


     i)   Principal Activities (cont'd)

          The company owns and operate a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.



          The company is a provider of home warranty coverage through its subsidiary, Guardian Home Warranty Company.


     ii)  Significant Group Concentrations of Credit Risk

          The company's accounts receivable and notes receivable are primarily from franchisees in the real estate brokerage industry.


     iii) Cash and Cash Equivalents

          Cash and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.


     iv)  Marketable Securities

          Marketable securities represent trading securities which have been reflected at their fair market value at the year end.



     v)   Advertising Costs

          Advertising costs represent prepaid preprinted advertising materials which have been amortized over three years. At the end of May 31, 1999, there is no unamortized advertising costs.



     vi)  Other Financial Instruments


          The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.


     vii) Long-term Financial Instruments


          The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.


    viii) Amortization of Property and Equipment



          Amortization of property and equipment is provided using the straight-line method as follows;



         Furniture and fixtures                                       7 years
         Computer equipment and software                              7 years
         Leasehold improvements                                       7 years
         Automobile                                                   4 years

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)



     ix)  Goodwill


          Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 40 years.


     x)   Amortization of Other Assets


          Amortization of other assets is on a straight-line basis over their estimated useful lives as follows:

          Trademarks and franchise rights                20 years
          Organization costs                              5 years


     xi)  Impairment


          The company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of May 31, 1999, management expects its long-lived assets to be fully recoverable.


     xii) Revenue Recognition



          Income from the sale of franchises is recognized over a 5-year period. Master franchise agreement fees are recognized over 10 years Royalty income stemming from the gross commissions on the sales of real estate by the franchise offices is recognized at the date of receipt; this is due to the complexity of attempting to forecast the actual closing date of the properties. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations under these warranty have been recorded as reserve for warranty and are based on past experience. Real estate brokerage income is recognized at the close of escrow. Loan fees are recognized as income when the loan is closed and funded at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which is not recognized as income is recorded on the balance sheet as deferred revenue.



    xiii) Income taxes


          The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)



     xiv) Stock-Based Compensation



          In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123 for both employee and non-employee stock based compensation.



     xv)  Foreign Currency Translation



          Builders Realty (Calgary) Ltd., a wholly-owned subsidiary, maintains its books and records in Canadian dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into Canadian funds at the rate of exchange prevailing at balance sheet date. Non-monetary items are translated at historical rates. Income and expenses are translated at the rate in affect on the transaction dates. Transaction gain and losses are included in the determination of earnings for the year. (1999 - $798 expense, 1998 - $0)


          The translation of the financial statements of this wholly-owned subsidiary from Canadian dollars into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in affect at the balance sheet date and income and expenses accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been or could be, converted rates. Adjustments resulting from the translation are included in the determination of earnings for the year.


     xvi) Net Income (loss) and Fully Diluted Net Income (loss) Per Weighted Average Common Stock


          Net income (loss) per common stock is computed by dividing net income
          (loss) for the year by the weighted average number of common stock outstanding during the year.


          Fully diluted net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year, assuming, except where the result would be anti-dilutive, that all convertible preferred shares were converted, the contingent common stock were issued, the warrant was exercised and the stock options granted were exercised (see note 15). The shares to be issued [see note 2(c)] have not been included in the calculation as the number of shares to be issued is not determinible.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)



    xvii) Use of Estimates


          The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


4.   ACCOUNTS RECEIVABLE



                                                                                  1999            1998
                                                                                    $               $
     Accounts receivable                                                         195,523         251,625
     Less:  Allowance for doubtful accounts                                      (27,490)        (19,915)
                                                                                 -----------------------
     Accounts receivable, net                                                    168,033         231,710
                                                                                 =======================

5.   NOTES RECEIVABLE

                                                                                  1999            1998
                                                                                    $               $
     Note receivable from HomeLife Securities, Inc, unsecured,
     non-interest bearing.  Payment in full was extended from
     December 31, 1997 to June 30, 1998                                               -          162,000

     Note receivable from Ward Enterprises, Inc. unsecured non-interest bearing, and payable in $100,000 increments at April 1, 1998, July 1, 1998 and
     December 31, 1998. These note payments were extended by ninety days during
     1998. In 1999, the company received marketable securities valued
     at $300,000 as payment.                                                          -          300,000

     Note receivable from Ward Enterprises, Inc., unsecured, non-interest bearing, and payable on December 31, 1997. This note was extended to June
     30, 1998. In 1999, the company received marketable securities valued at
     $74,500 as payment.                                                              -           74,500

     Note receivable arising from the sale of an existing franchise agreement.
     The note is unsecured and bears interest at a rate of 3% per year. The note is payable on demand after April 12, 2000
                                                                                 200,000         200,000

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



5.   NOTES RECEIVABLE (cont'd)

                                                                                  1999            1998
                                                                                    $               $
     Note receivable arising from the sale of a master franchise agreement.  Note is unsecured and non-interest bearing. The note is discounted at the rate of 6% and is payable in annual
     instalments due through the year 2003                                       155,801         155,801

     Notes receivable from existing franchises for franchise fees.
     These notes are unsecured, non-interest bearing and payable
     in installments over one year                                                10,500          18,859

                                                                                 -----------------------
                                                                                 366,301         911,160

     Less:  Current portion                                                      235,500         480,859
                                                                                 -----------------------

                                                                                 130,801         430,301
                                                                                 =======================



6.   PREPAID EXPENSES AND DEPOSITS



                                                                                   1999            1998
                                                                                                (restated
                                                                                               see note 17)
                                                                                    $               $
     Promotional materials and supplies                                           50,120         251,625
     Prepaid expenses                                                             13,451          30,195
     Deposits                                                                     14,588           9,061
                                                                                 -----------------------

                                                                                  78,159         290,881
                                                                                 =======================



7.   PROPERTY AND EQUIPMENT



                                                                                   1999            1998
                                                                                               (restated
                                                                                               see note 17)
                                                                                    $               $
     Furniture and fixtures                                                      277,579         275,811
     Computer equipment and software                                             625,599         582,492
     Leasehold improvements                                                        9,270              -
     Automobile                                                                   19,865          19,865
                                                                                 -----------------------

     Cost                                                                        932,313         878,168
                                                                                 =======================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



7.   PROPERTY AND EQUIPMENT (cont'd)



                                                                                  1999            1998
                                                                                               (restated
                                                                                               see note 17)
                                                                                    $               $
     Less: Accumulated amortization

     Furniture and fixtures                                                      157,606         118,205
     Computer equipment and software                                             272,525         190,262
     Leasehold improvements                                                        1,324              -
     Automobile                                                                   19,865          15,047
                                                                                 -----------------------

                                                                                 451,320         323,514
                                                                                 -----------------------

     Net book value                                                              480,993         554,654
                                                                                 =======================



     Amortization for the year amounted to $127,806 ($125,452 in 1998).


8.   GOODWILL



                                                                                  1999            1998
                                                                                               (restated
                                                                                               see note 17)
                                                                                    $               $
     Cost                                                                        699,322         699,322
     Less:   Accumulated amortization                                             38,049          20,567
                                                                                 -----------------------
                                                                                 661,273         678,755
                                                                                 =======================


     Amortization for the year amounted to $17,482 ($12,043 in 1998).

9.   OTHER ASSETS


                                                                                  1999            1998
                                                                                    $               $
     Trademarks and franchise rights                                             761,513         761,513
     Organization costs                                                          106,462          74,458
                                                                                 -----------------------
     Cost                                                                        867,975         835,971
                                                                                 -----------------------
     Less:  Accumulated amortization
     Trademarks and franchise rights                                             108,265          69,713
     Organization costs                                                           57,507          36,133
                                                                                 -----------------------
                                                                                 165,772         105,846
                                                                                 -----------------------
     Net book value                                                              702,203         730,125
                                                                                 =======================



     Amortization for the year amounted to $59,926 ($56,617 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



10.  CASH HELD IN TRUST AND TRUST LIABILITY


     Cash held in trust are deposits received in connection with the opening of escrow accounts for the sale of real estate. The deposits are recorded as trust liabilities and are refunded when the real estate is sold or the escrow is closed according to the terms of the escrow agreement.


11.  BANK INDEBTEDNESS



     At May 31, 1999 and 1998, the company's available line of credit under the bank loan agreement amounted to $33,920 (CDN$50,000). The operating credit facility bears interest at the bank's prime lending rate plus 2% per annum with interest payable monthly. As security, the company has provided a general assignment of book debts, a general security agreement constituting a first charge over all present and future personal property of the company, a subordination agreement with respect to amounts owed by the borrower to the shareholders of $33,920 (CDN$50,000), and a guarantee by the major shareholder of the company of $33,920 (CDN$50,000).



12.  ACCOUNTS PAYABLE



                                                                                  1999            1998
                                                                                               (restated
                                                                                                note 17)
                                                                                   $               $
     Trade payable                                                               377,375         100,485
     Accrued expenses                                                             82,287         124,183
                                                                                ------------------------

                                                                                 459,662         224,668
                                                                                ========================



13.  ADVANCES FROM STOCKHOLDER


     The advances are from a majority stockholder and are non-interest bearing, are without specific terms of repayment and are not expected to repaid before June 1, 2000. Had the advances been valued at the current value of cash flows at the company's current rate of borrowing, the advances would be valued at $164,125 in 1999 and $342,811 in 1998. Interest of $8,218
     would have been inputed for 1999, $10,152 for 1998 and $2,283 for 1997.


14.  NOTE PAYABLE


     The note payable bears interest at 8% and has been overdue since October 25, 1997.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK


a)   Authorized

     100,000 Class A Preference shares of no par value, 6% non cumulative dividend, voting, convertible to common shares at the option of the shareholder at a price equal to the face value of the Class A shares. Each Class A Preferred share carries 1,000 votes as compared with 1 vote for each common share

     2,000 Class AA preferred shares of $500 par value, 8% cumulative dividend, non-voting, redeemable at face value by the company, convertible after 12 months from the date of issuance, at the option of the shareholder, to common shares at a price equal to the 125% of the face value of the Class AA shares as compared with the market price of the common stock.

     10,000,000  Common shares of $0.001 par value


     Issued
                                                                                 1999            1998
                                                                                              (restated
                                                                                              see note 17)
                                                                                  $               $
           10,000    Class A Preferred shares                                1,000,000       1,000,000
               78    Class AA Preferred shares  (325 - 1998)                    39,000         162,500
        4,803,932    Common shares (4,497,475 - 1998)                            4,288           3,981
                                                                             -------------------------

                                                                             1,043,288       1,166,481
                                                                             =========================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)


b) Shares issued during the years ended in May 31, 1999 and 1998 were as follows:


                                                                               Capital        Paid in
                                                                 Number         stock         capital
                                                                              (restated       (restated
                                                                             see note 17)    see note 17)
                                                                                  $               $
i)   Class AA Preferred shares

     On August 20, 1997, 160 Class AA Preferred shares were
     issued to acquire the business
     of Network Real estate, Inc. (see note 2)                      160           80,000              -

     During the year ended May 31, 1998,  165 Class
     AA Preferred shares were issued for cash                       165           82,500              -
                                                                   -------------------------------------

                                                                    325          162,500              -

                                                                   =====================================
     On October 7, 1998, 247 class AA Preferred shares were
     converted to 239,707 common shares at their face value
                                                                   (247)        (123,500)             -

                                                                   =====================================
ii)  Common shares

     On February 27, 1998, the company issued 36,000 common
     shares for $158,040 to acquire the issued
     shares of Builders Realty (Calgary) Ltd. (see note 2)       36,000               36         158,004

     During the year ended May 31, 1998, 25,690 common shares
     were issued in  consideration of services rendered at the
     fair market value of the shares issued                      25,690               25          49,317

     During the year ended May 31, 1998, 250,000 common shares
     were issued for promissory notes, non-interest bearing,
     payable on December 31, 2000, totaling $485,000            250,000              250         484,750

     During the year ended May 31, 1998, 265,000 common shares
     were issued for promissory notes, non-interest bearing,
     payable on December 31,
     2000, totaling $250,000                                    265,000              265         249,735


HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)



                                                                                Capital          Paid in
                                                                 Number            stock         capital
                                                                               (restated       (restated
                                                                             see note 17)    see note 17)
                                                                                   $               $
ii)  Common shares   (cont'd)

     Subscriptions receivable                                        -              (515)       (734,485)
                                                               ------------------------------------------
                                                                576,690               61         207,321
                                                               ==========================================

     During the year ended May 31, 1999, 7,250 common
     shares were issued in accordance with the agreement
     for the acquisiton of Keim and MaxAmerica (note 2)           7,250                7              (7)

     During the year ended May 31, 1999, 10,000 common
     shares were issued in consideration of services
     rendered at the fair market value of
     the shares issued                                           10,000               10           8,490

     During the year ended May 31, 1999.
     49,500 Common shares were issued.
     The fair market value of the shares at
     the time of issue was $22,275                               49,500               50          22,225
                                                               ------------------------------------------
                                                                 66,750               67          30,708
                                                               ==========================================

     On October 7, 1998, the company issued 239,707 common
     shares for $123,500 on the conversion of 247
     Class AA preferred shares                                  239,707              240         123,260
                                                               ==========================================



     On October 8, 1999, the promissory note receivable in the amount of $250,000 was exchanged for 100,000 shares of Pioneer Growth Corp. The company may re-acquire its shares in exchange of the shares of Pioneer Growth Corp. during the 12 months subsequent to October 8, 1999. There are no conditions which could restrict the re-acquisition of shares.


c)   Contingent shares to be issued


     In the purchase agreement for the acquisition of Builders Realty (Calgary) Ltd., the Company issued common stock as part of the purchase price (see note 2). The value of the common stock issued was set at $5 per share which was substantially higher than the current market value. The company agreed that if the actual market value of the stock did not reach $5 per share within one year, the stockholders of Builders Realty (Calgary) Ltd., would be issued either additional common shares of Homelife, Inc. or cash to complete the transaction (see note 18).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)


d)   Warrant

     On January 16, 1997, the company granted a warrant to S & S Acquisition Corp. as part of the consideration for the acquisition of its assets. The warrant entitles S & S Acquisition Corp. to acquire, from January 31, 1998 to January 31, 2002, up to 200,000 common shares of the company at $6 per share. The number of common shares and the price per share are adjusted proportionately with the increase in the number of common shares issued by the Company. As the market value of the common share of the company was significantly lower than $6 per share, no value was assigned to the warrant by the company.

e)   Stock options


     On September 18, 1998, the board of directors of the company adopted a stock option plan (the "plan") for its directors, employees, and consultants. An authorized number of shares of common stock of the company which may be granted under the plan is one million shares. The terms of the options were to be determined by the president of the company, subject to the approval by the shareholders.


f)   Treasury stock

     During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. for the following;

                                                                             No. of          Amount
                                                                             Share              $
     Consulting for stock issues                                             250,000         245,000
     Shares of HOA                                                                 -               -
     Notes receivable                                                        380,500         374,500
                                                                             ------------------------
                                                                             630,500         619,500
                                                                             ========================

     The gain on the sale of treasury stock of $545,000 has been reflected in paid in capital. The consulting fees have been charged against paid in capital as they were paid to help the company negotiate and issue new capital stock.

g)   Outstanding common shares


     The transfer agent reflects a total of 4,878,932 common shares outstanding, 75,000 of which are held by MaxAmerica Financial Services, Inc., a wholly-owned subsidiary. The investment and share capital have been eliminated on consolidation. The total common shares outstanding is 4,803,932 (4,497,475 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)


h)   Stock option plan

     As at May 31, 1999. options to various directors of the company to acquire 140,000 common stock had been granted under the stock option plan with the following terms:

      100,000 common shares at $3 per share
       30,000 common shares at $5 per share
       10,000 common shares at $1 per share, expiring July 10, 1999.

     As the exercise prices were higher than the market values on the dates of the grant, no compensation expenses were recorded by the Company.

i)   Earnings per share


     The fully diluted earnings per share does not included the issuance of shares which would be anti-dilutive arising from the following:



     i.   Conversion of 10,000 Class A preferred shares to common shares
     ii.  Conversion of 78 Class AA preferred shares to common shares
     iii. Exercise of warrant which entitles holder to acquire 200,000 common shares at $6 per share
     iv.  Exercise of stock options to acquire 140,000 issuance of common shares
     v.   Common stock which may be required [note 15(c)]



16.  INCOME TAXES



                                                                   1999             1998            1997
                                                                               (restated       (restated
                                                                             see note 17)    see note 17)
                                                                     $             $               $
a)   Current                                                         -                -               -
     Deferred                                                        -                -               -
                                                               -------------------------------------------
                                                                     -                -               -
                                                               ===========================================

b) The components of deferred income taxes are comprised as follows:

     Losses carried-forward                                     436,000          185,000          71,000
     Valuation allowance                                       (436,000)        (185,000)        (71,000)
                                                               -------------------------------------------
                                                                     -                -               -
                                                               ===========================================


c) At May 31, 1999. the company had non-capital losses available for carry-forward of approximately $1,280,000. These losses expire after May 31, 2006.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



17.  PRIOR PERIOD ADJUSTMENTS


     The following indicates the impact on the prior years' consolidated statements of operations of the following prior period adjustments:

                                                                                           1998              1997
                                                                                             $                 $

a)   In the year ended May 31, 1998, the company recognized as net franchise fees income, the sale of a Germany Area Franchise for $155,801. As the company's franchise agreement is for 10 years, this income should have been recognized over 10 years. The company recorded a prior period adjustment to
     franchise fees income of $140,000 in 1999.                                           140,000              -

b)   In the year ended May 31, 1998, the company also recognized as franchise fees income, the sale of an Illinois, USA franchise for $200,000. As the franchise agreement is for 5 years, this income should have been recognized over 5 years. The company recorded a prior period adjustment to franchise
     fees income of $160,000 in 1999                                                      160,000              -

c)   In the year ended May 31, 1997, the company recognized a gain on sale of investments of $180,000 on the sale of the company's investment in HOA
     Property Management for $300,000 in the form of a note receivable from Ward
     Enterprises, Inc.  During the same period, the company also sold 630,500 treasury common stock for a note of $74,500 from Ward Enterprises, Inc.
     The financial statements have been adjusted to reflect a loss on the sale
     of HOA shares of $120,000 and a related increase in paid in capital of $300,000           -          300,000

d)   In prior years, the company did not amortize, goodwill based on the value and estimated lives of these assets. In 1999, the company recorded a prior
     period adjustment in the form of a charge to amortization of $11,494                   2,970           8,524

e)   In 1996, the company acquired printed advertising materials of $320,000 as part of a business acquisition. The company has been amortizing these prepaid expenditures over a period of 6 to 7 years. In 1999, the company recognized that these advertising materials should have been amortized over
     3 years from acquisition and recorded a prior period adjustment in the form
     of a charge to advertising of $123,112. $9,112 has been charged to 1996               57,000          57,000

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



17.  PRIOR PERIOD ADJUSTMENTS   (cont'd)



                                                                                    1998            1997
                                                                                      $               $
f)   Prior to June 1, 1998, the company failed to reflect proper compensation for services provided by its president.
     In 1999, the directors of company determined that the
     value of the annual compensation for the services
     rendered should be $20,000.  The company recorded
     $50,000 for services rendered from December 1, 1995 to
     May 31, 1998 as a prior period adjustment in 1999 and a
     corresponding increase in paid in capital. $10,000 has been
     charged to 1996                                                              20,000          20,000

g)   The company did not reflect the annual cost of the licensing arrangement with Jerome' s Magic World, Inc., a company
     controlled by the president of the company, commencing in 1997.
     In 1999, the company determined the annual value of the
     license would be $10,000 and recorded $20,000 for licensing
     expenses for 1997 and 1998.                                                  10,000          10,000

h)   In 1998, the company failed to record the issuance of 25,600
     common shares for services rendered.                                         49,317              -

i)   Income tax provisions for 1998 and 1997 were adjusted
     accordingly to reflect the prior period adjustments listed above            (73,000)        (16,000)
                                                                              ----------------------------

                                                                                 366,287         379,524
                                                                              ============================


     Other prior period adjustments that have no impact on prior year' consolidated statements of operations are as follows:


j) During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. (see note 15 (f)) and recorded $74,500 in stockholders' equity. As the fair value of the transaction should have been $619,500, the difference of $545,000 was adjusted to paid in capital. Also, as 250,000 of the 630,500 treasury common shares transferred were for consulting services relating to stock issuance by the company, $245,000 was charged to paid in capital.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



17.  PRIOR PERIOD ADJUSTMENTS   (cont'd)



k) During the year ended May 31, 1998, the company issued 576,690 common shares and recorded $576 in common stock and $158,004 in paid in capital. As the fair value of these common shares issued should have been $942,382, an adjustment for additional paid in capital of $783,802 was recorded. However, as subscriptions receivable for 515,000 of these common shares issued were still outstanding, adjustments to common stock of $515 and to paid in capital of $734,485 were also recorded. (see note 15 (b)(ii))


l) During the year ended May 31, 1998. the company also issued 300,000 common shares for subscriptions receivable of $750,000. The company recorded $300 in common stock and $749,700 in paid in capital for this issuance. As these subscriptions were subsequently cancelled after May 31, 1998, the company cancelled the recorded amounts accordingly.


m)   Loss per share



     The Basic and fully diluted loss per common share arising from prior period adjustments for 1998 is $.09.



18.  CONTINGENT LIABILITIES


     The Company is involved in a lawsuit with National Real Estate Services of Illinois, Inc., where the company alleges that National Real Estate has breached its master franchise agreement. National has filed a cross complaint that the company has breached its master franchise agreement by not providing services, and has asked for actual damages of three million dollars and punitive damages of ten million dollars. In management's opinion, this matter will not have a material effect on the financial position of the company.

     The company is involved in a lawsuit with the sellers of Builders Realty (Calgary) Ltd. to reduce the purchase price paid for Builders Realty (Calgary) Ltd. The sellers of Builders Realty (Calgary) Ltd. have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.



19.  COMPREHENSIVE INCOME


     The company has adopted statement of financial accounting standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does nor affect net income or total stockholders' equity. The components of comprehensive income are as follows:


                                                                   1999             1998            1997
                                                                     $                $               $
     Net loss                                                  (875,756)        (226,356)       (322,762)
     Other comprehensive income                                      -                -               -
                                                           -------------     -------------    -------------
     Comprehensive loss                                        (875,756)        (226,356)       (322,762)
                                                           =============     =============    =============

HOMELIFE, INC>
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



20.  SEGMENTED INFORMATION



     Segmented information has been provided for the company on the basis of different geographic areas and different services. The revenue for Canada is substantially all derived from real estate brokerage.



a)   Revenue by Geographic Area



                                                                                  1999            1998
                                                                                    $               $
     United States of America                                                  1,220,069       1,227,505
     Canada                                                                    2,829,895         687,893
                                                                               -------------------------
                                                                               4,049,964       1,915,398
                                                                               =========================

b)   Net loss by Geographic Area

     United States of America                                                   (802,685)       (231,153)
     Canada                                                                      (73,071)          4,797
                                                                               -------------------------
                                                                                (875,756)       (226,356)
                                                                               =========================

c)   Identifiable Assets by Geographic Area

     United States of America                                                  2,832,768       3,553,672
     Canada                                                                      489,023         556,350
                                                                               -------------------------
                                                                               3,321,791       4,110,022
                                                                               =========================

d)   Amortization by Geographic Area

     United States of America                                                    185,416         188,917
     Canada                                                                       19,798           5,195
                                                                               -------------------------
                                                                                 205,214         194,112
                                                                               =========================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999




20.  SEGMENTED INFORMATION   (cont'd)



                                                                                   1999            1998
                                                                                     $               $
d)   Revenue by industry
     Real Estate Franchise                                                       782,174         976,403
     Real Estate Brokerage                                                     2,632,251         687,893
     Mortgage Financing                                                          199,451          26,260
     Home Warranty                                                               124,192         210,902
     Other                                                                       311,896          13,940
                                                                            -----------------------------
     Total                                                                     4,049,964       1,915,398
                                                                            =============================

e)   Net loss by industry

     Real Estate Franchise                                                      (818,505)       (156,909)
     Real Estate Brokerage                                                       (73,071)          4,794
     Mortgage Financing                                                             (114)        (37,000)
     Home Warranty                                                                26,461         (30,683)
     Other                                                                       (10,527)         (6,558)
                                                                            -----------------------------
     Total                                                                      (875,756)       (226,356)
                                                                            =============================

     Real Estate Franchise                                                     2,316,525       3,399,137
     Real Estate Brokerage                                                       489,023         556,350
     Mortgage Financing                                                          151,624           1,803
     Home Warranty                                                               344,630         141,865
     Other                                                                        19,989          10,867
                                                                            -----------------------------
     Total                                                                     3,321,791       4,110,022
                                                                            =============================

g)   Amortization by industry

     Real Estate Franchise                                                       168,563         172,108
     Real Estate Brokerage                                                        19,798           5,195
     Mortgage Financing                                                            5,412           5,356
     Home Warranty                                                                11,441          11,453
     Other                                                                          -               -
                                                                            -----------------------------
     Total                                                                       205,214         194,112
                                                                            =============================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



21.  COMMITMENTS


     The company has operating leases for premises which extend through August 31, 2002. Future minimum rental payments as of May 31, 1999 under the operating lease agreements are as follows:

     2000                                                                              $         167,333
     2001                                                                                        168,083
     2002                                                                                        122,817
     2003                                                                                         19,920
                                                                                       ------------------
                                                                                             $   478,153
                                                                                       ==================


22.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE


     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


23.  SUBSEQUENT EVENTS


     On July 22, 1999 the Board of Directors of the company approved the authorization of 100,000 shares of Class AAA preferred stock, which is not entitled to any dividend, with a face value of $500 per share, and is convertible into one-hundred shares of common stock per one share of preferred stock after a period of three years from the date of issue.


     On August 12, 1999 the Company, signed a letter of intent to purchase 60% of the stock of Bright Financial Corporation for 1,200 shares of Class AAA Preferred Stock Valued at $600,000. The letter of intent has expired with no action taken.



24.  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES



     a)   The company exchanged common shares for acquisitions totaling
          $238,040.
     b) The note receivable in the amount of $162,000 was repaid through the reduction of the loan payable stockholder.
     c) The company exchanged a note receivable for it investment in trading securities.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



25.  RELATED PARTY TRANSACTIONS




                                                                                    1999            1998
                                                                                      $               $
     Licencing expense                                                            10,000          10,000

     Notes receivable - affiliated company                                          -            162,000

     Advances from a stockholder                                                 143,472         330,376



26   FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of 1998 and 1997 amounts have been made in order to facilitate comparison with the current year.

                                 HOMELIFE, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF NOVEMBER 30, 1999

HOMELIFE, INC.
Consolidated Balance Sheets
As at November 30, 1999 and May 31, 1999
(Amounts expressed in U.S. dollars)

                                                                                  November          May
                                                                                    1999            1999
                                                                                      $               $
         ASSETS
         CURRENT ASSETS

         Cash                                                                    269,264         327,637
         Marketable securities, at fair value                                     42,188         194,875
         Accounts receivable                                                     176,910         168,033
         Notes receivable                                                        235,500         235,500
         Prepaid expenses and deposits                                            78,574          78,159
                                                                              --------------------------

                                                                                 802,436       1,004,204

         NOTES RECEIVABLE                                                        130,801         130,801

         PROPERTY AND EQUIPMENT                                                  453,363         480,993

         GOODWILL                                                                655,555         661,273

         OTHER ASSETS                                                            670,586         702,203

         CASH HELD IN TRUST                                                      242,498         342,317
                                                                              --------------------------


                                                                               2,955,239       3,321,791
                                                                              ==========================

HOMELIFE, INC.
Consolidated Balance Sheets
As at November 30, 1999 and May 31, 1998
(Amounts expressed in U.S. dollars)

                                                                                  November           May
                                                                                    1999            1999
                                                                                      $               $
         LIABILITIES
         CURRENT LIABILITIES

         Bank indebtedness                                                         3,390          16,960
         Accounts payable                                                        369,856         459,662
         Advances from stockholder                                               143,472         143,472
         Note payable                                                                  -          10,000
         Reserve for warranty                                                     62,400           51500
         Dividends payable                                                         3,390           4,170
         Deferred revenue                                                        197,080         197,080
                                                                               -------------------------

                                                                                 779,588         882,844

         DEFERRED REVENUE                                                        206,149         206,149

         TRUST LIABILITY                                                         242,498         342,317

         MINORITY INTEREST                                                        46,990          43,378
                                                                               -------------------------

                                                                               1,275,225       1,474,688
                                                                               -------------------------


         STOCKHOLDERS' EQUITY

         CAPITAL STOCK                                                         1,043,288       1,043,288

         ADDITIONAL PAID IN CAPITAL                                            2,846,093       2,846,093

         DEFICIT                                                              (2,209,367)     (2,042,278)
                                                                               -------------------------

                                                                               1,680,014       1,847,103
                                                                               -------------------------

                                                                               2,955,239       3,321,791
                                                                               =========================

HOMELIFE, INC.
Consolidated Statements of Operations
For the six  months ended November 30, 1999 and November 30, 1998
(Amounts expressed in U.S. dollars)

                                                                                    1999            1998
                                                                                    $                $
         REVENUE

         Royalty and franchise fees                                              443,565         461,063
         Warranty fees                                                           156,729         137,938
         Mortgage financing fees                                                  38,634              -
         Real estate brokerage                                                 1,102,970       1,835,833
         Other income                                                            176,742         141,998
                                                                               -------------------------
                                                                               1,918,640       2,576,832

         COST OF SALES                                                         1,186,096       1,859,648
                                                                               -------------------------

                                                                                 732,544         717,184
                                                                               -------------------------

         EXPENSES

         Salaries and fringe benefits                                            290,841         249,732
         Stock based compensation                                                 30,000          19,250
         General and administrative                                              298,067         485,172
         Occupancy                                                                85,041          75,772
         Financial                                                               150,905          51,962
         Amortization                                                             39,607         102,607
                                                                               -------------------------
                                                                                 894,461         984,495
                                                                               -------------------------

         LOSS BEFORE MINORITY INTEREST                                          (161,917)       (267,311)

         Minority interest                                                        (3,612)         (4,952)
                                                                               -------------------------

         LOSS BEFORE INCOME TAX RECOVERY                                        (165,529)       (272,263)

         Income tax recovery                                                          -               -
                                                                               -------------------------

         NET LOSS                                                               (165,529)       (272,263)

         Preferred dividends                                                      (1,560)         (1,560)
                                                                               -------------------------

         NET LOSS APPLICABLE TO COMMON
            SHARES                                                              (167,089)       (273,823)
                                                                               =========================

         BASIC AND FULLY DILUTED LOSS
            PER COMMON SHARE                                                      (0.03)         (0.06)
                                                                               =========================

         WEIGHTED-AVERAGE NUMBER OF COMMON
             SHARES                                                              4,803,932     4,650,704
                                                                               =========================

HOMELIFE, INC.
Consolidated Statements of Cash Flows
For the years ended November 31, 1999 and May 31, 1999
(Amounts expressed in U.S. dollars)

                                                                                  November           May
                                                                                    1999            1999
                                                                                      $               $
         CASH FLOWS FROM OPERATING
             ACTIVITIES
         Net loss                                                               (165,529)       (875,756)
         Adjustment to reconcile net loss to net
             Cash provided by (uses in) operating activities
         Depreciation and amortization                                            64,965         205,214
         Minority interest                                                         3,612           7,498
         Loss on trading securities                                              152,687         103,125
         Stock based compensation                                                                 38,500
         Changes in reserve for warranty                                          10,900           7,600
         Changes in assets and liabilities
         Decrease (increase) in accounts receivable                               (8,877)         63,677
         Decrease (increase) in notes receivables                                                 84,859
         Decrease (increases) in prepaid expenses                                    415          212,722
         Increase (decrease) in accounts payable                                 (89,806)         234,722
         Increase (decrease in notes payable                                     (10,000)
         Increase in deferred revenue                                                -           103,299
                                                                                ------------------------
                                                                                 (42,463)        185,662
                                                                                ------------------------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Purchases of property and equipment                                         -           (44,088)
         Acquisition of goodwill                                                     -
         Acquisition of trademarks                                                   -           (42,061)
                                                                                ------------------------
                                                                                 (44,813)        (86,149)
                                                                                ------------------------

         CASH FLOWS FROM FINANCING
             ACTIVITIES
         Cash provided by (required for) bank indebtedness                       (13,570)         16,960
         Cash required for notes payable                                             -                -
         Cash provided by (required for) advances from stockholder                               (24,904)
         Cash provided by issuance of capital stock                                               22,275
         Cash  required for dividends                                             (2,340)         (9,930)
                                                                                ------------------------
                                                                                 (15,910)          4,401
                                                                                ------------------------

         NET INCREASE (DECREASE) IN CASH                                         (58,373)        103,914
         Cash, beginning of period                                               327,637         232,403
                                                                                ------------------------

         CASH, END OF YEAR                                                       269,264         327,637
                                                                                ------------------------

         SUPPLEMENTAL DISCLOSURE OF CASH
             FLOW INFORMATION
         Interest paid                                                             1,438             254
                                                                                ========================
         Income taxes paid                                                            -
                                                                                ========================